April 17, 2024

VIA EDGAR

United States Securities

and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren Hamill

Re:	Adial Pharmaceuticals, Inc.
Registration Statement on Form S-3
Filed April 12, 2024 File No: 333-278652

Dear Ms. Hamill:

Adial Pharmaceuticals, Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-3, as amended (File No. 333-278652), be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to become effective on Friday, April 19, 2024, at 5:00 p.m., Eastern Time, or as soon as reasonably practicable thereafter.

The Registrant understands that the Staff of the Commission will consider this request as confirmation by the Registrant that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

The Registrant hereby authorizes Leslie Marlow and/or Hank Gracin of Blank Rome LLP to orally modify or withdraw this request for acceleration. Please contact Ms. Marlow at (516) 457-4238, or Mr. Gracin at (561) 926-7995 with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

Very truly yours,

ADIAL PHARMACEUITCALS, INC.

By:	/s/ Cary Claiborne
	Name:	Cary Claiborne
	Title:	Chief Executive Officer

cc:   Leslie Marlow, Blank Rome LLP

Hank Gracin, Blank Rome LLP